Exhibit 22.1
SUBSIDIARIES

The following are the subsidiaries of Cullen Agricultural Holding Corp.:

Jurisdiction of
Full Legal Name	Organization	Parent

Cullen Agricultural Technologies, Inc.	Georgia	Cullen Agricultural Holding Corp.

Natural Dairy, Inc.	Georgia	Cullen Agricultural Technologies, Inc.